A+f
7/1/2003

U.S. S  GE COMMISSION
20549

03051139

CM

Annual Audited Report Form X-17A-5 Part III	Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder	SEC File No. 8-03710 ~~8-83710~~

REPORT FOR THE PERIOD BEGINNING 05/01/02 (MM/DD/YY) AND ENDING 04/30/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:



RECD S.E.C.
JUN 2 7 2003
816

Official Use Only

95-0660510
Firm ID No.

Crowell, Weedon & Co.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

PROCESSED

624 South Grand Avenue
(No. and Street)

JUL 03 2003
THOMSON FINANCIAL

Los Angeles	California	90017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Antonios Karantonis, Controller (213) 620-1850
(Area Code--Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT (Whose opinion is contained in this Report*)
(Name -- if individual, state last, first, middle name)

Deloitte & Touche LLP

350 South Grand Avenue	Los Angeles	California	90071-3462
(Address)	(City)	(State)	(Zip)

CHECK ONE:

x Certified Public Accountant
_ Public Accountant
_ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)

Oath or Affirmation

We, James L. Cronk and Antonios Karantonis, affirm that, to the best of our knowledge and belief, the accompanying financial statements for the year ended April 30, 2003 and supplemental schedules pertaining to Crowell, Weedon & Co. (the "Firm") as of April 30, 2003, are true and correct, and such financial statements and supplemental schedules will be made available promptly to all members and allied members of the New York Stock Exchange, Inc. in our organization. We further affirm that neither the Firm nor any officer or partner has any proprietary interest in any account classified solely as that of a customer.



Signature 6-23-03 Date

General Partner
Title



LINDA K. KURATOMI
COMM. #1350056
Notary Public-California
LOS ANGELES COUNTY
My Comm. Exp. June 6, 2006



Signature 6/23/03 Date

General Partner
Title



Notary Public

This report ** contains (check all applicable boxes):

(x)		Independent Auditors' Report
(x)	(a)	Facing Page
(x)	(b)	Statement of Financial Condition
(x)	(c)	Statement of Income
(x)	(d)	Statement of Cash Flows
(x)	(e)	Statement of Changes in Partnership Capital
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors (Not Applicable)
(x)		Notes to Financial Statements
(x)	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
(x)	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934
(x)	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934
( )	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Rule 15c3-3 (Not Required)
( )	(k)	A Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation (Not Applicable)
(x)	(l)	An Oath or Affirmation
( )	(m)	A Copy of the SIPC Supplemental Report (Not Required)
(x)	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control)

** For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

Deloitte & Touche LLP
350 South Grand Avenue
SUITE 200
Los Angeles, California 90071-3462

Tel: (213) 688-0800
Fax: (213) 688-0100
www.deloitte.com

Deloitte
& Touche

INDEPENDENT AUDITORS' REPORT

Crowell, Weedon & Co.:

We have audited the accompanying statement of financial condition of Crowell, Weedon & Co. (the "Firm") as of April 30, 2003 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Firm's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Crowell, Weedon & Co. at April 30, 2003 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

June 23, 2003

CROWELL, WEEDON & CO. (A LIMITED PARTNERSHIP)

STATEMENT OF FINANCIAL CONDITION
APRIL 30, 2003

ASSETS

CASH AND CASH EQUIVALENTS		$ 54,475
RECEIVABLES FROM BROKERS OR DEALERS AND CLEARING ORGANIZATIONS:		
Clearing organizations	$ 2,735,019	
Securities failed to deliver	312,479	
Securities borrowed (Note 1)	512,800	
Omnibus accounts	39,159,539	42,719,837
RECEIVABLE FROM CUSTOMERS (Note 1)		48,325,921
RECEIVABLE FROM PARTNERS—Securities accounts		587,585
SECURITIES—At market value:		
Trading and investment account securities owned (Note 2)	4,774,183	
Individual partners' securities included as partnership capital (Notes 3 and 5) (Including $62,067,428 pledged as collateral for Firm bank loans and $7,303,165 of excess collateral pledged for secured demand notes)	69,370,593	74,144,776
SECURED DEMAND NOTES (market value of collateral, $22,135,714) (Note 4)		14,655,000
MEMBERSHIPS IN EXCHANGES—At cost (market value, $1,979,000)		287,050
FURNITURE, EQUIPMENT, SOFTWARE AND LEASEHOLD IMPROVEMENTS—At cost, net of accumulated depreciation and amortization of $4,102,927 (Note 1)		1,119,249
OTHER ASSETS		1,014,474
TOTAL		$ 182,908,367

See the accompanying notes to statement of financial condition.

LIABILITIES AND PARTNERSHIP CAPITAL

FIRM BANK LOANS (Note 5)		$ 23,000,000
SECURITIES FAILED TO RECEIVE (Note 1)		429,865
PAYABLE TO CUSTOMERS (Including free credits of $12,240,272) (Note 1)		13,359,328
SECURITIES SOLD, NOT YET PURCHASED—At market value (Note 2)		4,499,834
ACCOUNTS PAYABLE AND ACCRUED LIABILITIES		4,770,528
Total liabilities		46,059,555
COMMITMENTS AND CONTINGENT LIABILITIES (Note 7)		
PARTNERSHIP CAPITAL (Notes 3 and 4):		
General partners	$ 136,204,437	
Limited partners	644,375	136,848,812
TOTAL		$ 182,908,367

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization—Crowell, Weedon & Co. (the "Firm"), a limited partnership, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the New York Stock Exchange, Inc., various other exchanges and the National Association of Securities Dealers, Inc.

Securities Transactions—Securities transactions are recorded on a settlement date basis. The financial statement effect of recording these transactions at settlement date rather than on the trade date is not significant.

Use of Estimates—The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Securities Borrowing Activities—Securities borrowed are recorded at the amount of cash collateral advanced, which requires the Firm to deposit cash. The Firm monitors the market value of securities borrowed, with additional collateral collected or refunded as necessary.

Furniture, Equipment, Software and Leasehold Improvements—Furniture, equipment and software are recorded at cost and depreciated or amortized using the straight-line method over the estimated useful lives of the assets, which range from 3 to 10 years. Leasehold improvements are amortized using the straight-line method over the shorter of the lease terms or the useful lives of the improvements.

Cash and Cash Equivalents—The Firm considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents. At April 30, 2003, no cash was required to be segregated for the benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934.

Fair Value of Financial Instruments—Substantially all of the Firm's financial instruments are carried at fair value. Receivables and payables are carried at cost or cost plus accrued interest, which approximates fair value.

Receivable from and Payable to Customers—Accounts receivable from and payable to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for margin receivables. Such collateral is not reflected in the statement of financial condition.

Recently Issued Accounting Pronouncements—In November 2002, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. ("FIN") 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees and Indebtedness of Others*, an interpretation of FASB Statement Nos. 5, 57 and 107, and rescission of FIN 34, *Disclosure of Indirect Guarantees of Indebtedness of Others*. FIN 45 elaborates on the disclosures to be made by the guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires that a guarantor recognize, at the inception of a guarantee, a liability

for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, while the provisions of the disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The Firm adopted such interpretation on January 1, 2003 as required. Adoption of FIN 45 did not have a material impact on the Firm's statement of financial condition. See Note 7 for disclosure on guarantees.

2. SECURITIES OWNED AND SOLD, NOT YET PURCHASED

Securities owned and sold, not yet purchased, consisting of trading and investment account securities at market value, are as follows:

	Owned	Sold, Not Yet Purchased
State and municipal government obligations	$2,755,492	$4,494,590
Stocks and warrants	1,895,043	5,244
Other securities	123,648	
	$4,774,183	$4,499,834

3. PARTNERSHIP AGREEMENT

In accordance with the partnership agreement (the "Agreement"), partnership capital includes marketable securities and cash included in the general partners' individual securities accounts as defined in the Agreement.

4. SECURED DEMAND NOTES

The secured demand notes receivable, which become due at various dates from 2003 to 2007, are collateralized by securities in partners' preference and special preference capital accounts and consist of $14,180,000 from general partners and $475,000 from limited partners.

The secured demand notes have been approved by the New York Stock Exchange and are used in computing net capital under the SEC's uniform net capital rule.

5. FIRM BANK LOANS

The Firm has two lines of credit, including a Firm operating line of credit of $60,000,000 and a customer margin line of credit of $15,000,000. Loans under these lines of credit are payable on demand and bear interest at a rate that varies with the federal funds rate. The effective borrowing rate at April 30, 2003 was 2.31%. The lines of credit allow the Firm to borrow funds against pledged individual partner securities and customer margin securities. At April 30, 2003, $21,00,000 was outstanding on the Firm line of credit, which was fully collateralized with individual partner securities in the amount of $72,687,118. Also, at April 30, 2003, $2,000,000 was outstanding on the customer margin line of credit, which was fully collateralized with customer margin securities in the amount of $10,919,894.

The Firm is also required to disclose the value of such securities that it has actually repledged as of the reporting date. The Firm provides margin loans to its customers and demand loans to its partners, which are collateralized by securities in their brokerage accounts. These parties have agreed to allow the Firm to sell or repledge those securities in accordance with federal regulations. At April 30, 2003, the Firm was allowed, under such regulations, to sell or repledge securities with a market value of $135,470,136. Of this amount, $83,607,012 has been pledged or sold as of April 30, 2003 in connection with bank borrowing and deposits with clearing organizations.

6. DEFERRED COMPENSATION SAVINGS PLAN

The Firm has a deferred compensation plan under Section 401(k) of the Internal Revenue Code of 1986, as amended. Contributions to the plan are made by the participants and the Firm pursuant to the Compensation Reduction Agreement with each participant. All investments of assets in the plan are directed by the participants.

7. COMMITMENTS AND CONTINGENT LIABILITIES

Leases—The Firm leases office space under noncancelable operating leases that expire on various dates through 2008. Future minimum rental payments under such leases are due in the fiscal years as follows: $2,575,769 in 2004, $2,179,284 in 2005, $1,675,328 in 2006, $1,459,852 in 2007 and $440,749 in 2008.

Customer Activities—The Firm's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Firm extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Firm executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Firm to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Firm may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations.

The Firm seeks to control the risk associated with its customer activities by requiring customers to maintain margin collateral in compliance with regulatory and internal guidelines. The Firm requires the customer to deposit additional collateral or to reduce positions, when necessary.

The Firm's customer financing and securities settlement activities require the Firm to pledge customer securities as collateral in support of various secured financing sources, such as bank loans and securities loaned. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Firm may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Firm controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Firm establishes credit limits for such activities and monitors compliance on a daily basis.

Litigation—The Firm has been named in legal actions arising in the ordinary course of business. Management is of the opinion that the ultimate liability, if any, from these actions will not have a material effect on its financial condition.

Guarantees—In the normal course of business, the Firm executes, settles and finances customer and proprietary transactions. These transactions expose the Firm to risk arising from the potential that the customer or counterparty may fail to satisfy its obligations and that the collateral will be insufficient. In these situations, the Firm may be required to purchase or sell financial instruments at unfavorable market prices, which may result in a loss. The Firm has determined that it is not possible to make an estimate of the maximum amount that it could be obligated to pay in the event that the customer or counterparty fails to satisfy its obligations.

The Firm from time to time enters into certain types of contracts that contingently require the Firm to indemnify parties against third party claims. These contracts primarily relate to certain real estate leases under which the Firm may be required to indemnify property owners for claims and other, liabilities arising from the Firm's use of the applicable premises. The terms of these obligations vary, and because a maximum obligation is not explicitly stated, the Firm has determined that it is not possible to make an estimate of the maximum amount that it could be obligated to pay under such contracts.

In addition to normal firm bank loans, the Firm guarantees the bank loans made to new partners for the purchase of partnership equity. The guarantees are backed by each partner's interest in the Firm. At April 30, 2003, such guarantees totaled $126,335.

Historically, the Firm has not been obligated to make any payments for the obligations noted above and has not recorded any liability for these obligations as of April 30, 2003.

Other Commitments—In the normal course of business, the Firm enters into when-issued transactions and underwriting commitments. Settlement of these transactions as of April 30, 2002 would not have a material effect on the financial condition of the Firm.

8. CONCENTRATIONS OF CREDIT RISK

The Firm is engaged in various trading and brokerage activities whose counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Firm may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Firm's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

9. NET CAPITAL REQUIREMENTS

The Firm is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1, the "Rule"), which requires the maintenance of minimum net capital. The Firm has elected to use the alternative method, permitted by the Rule, which requires that the Firm maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. At April 30, 2003, the Firm had net capital of $46,870,510, which was 55.3% of aggregate debit balances and $45,176,288 in excess of required net capital.

A broker-dealer has chosen to maintain brokerage client accounts with the Firm. To allow this broker-dealer to classify its assets held by the Firm in its computation of net capital, the Firm has agreed to perform a computation of reserve requirement for proprietary accounts of introducing brokers ("PAIB"). At April 30, 2003, the Firm's PAIB reserve computation indicated that the Firm did not have a PAIB reserve requirement.

* * * * * *

Deloitte & Touche LLP
350 South Grand Avenue
SUITE 200
Los Angeles, California 90071-3462

Tel: (213) 688-0800
Fax: (213) 688-0100
www.deloitte.com

Deloitte & Touche

Crowell, Weedon & Co.
624 South Grand Avenue
Los Angeles, California 90017

Dear Sirs:

In planning and performing our audit of the financial statements of Crowell, Weedon & Co. (the "Firm") for the year ended April 30, 2003 (on which we issued our report dated June 23, 2003), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Firm's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Firm (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) (including the practices and procedures followed by the Firm in making the periodic computations for proprietary accounts of introducing brokers ("PAIB")); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Firm is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Firm has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Firm's internal control would not necessarily disclose all matters in the Firm's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Firm's internal control and its operation, including controls for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Firm's practices and procedures were adequate at April 30, 2003 to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the New York Stock Exchange, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

June 23, 2003